

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Via U.S. Mail and Facsimile (011)-86-21 5080-5132

Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People's Republic of China

Re: Shanda Interactive Entertainment Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed May 20, 2010
File No. 000-50705

Dear Ms. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key information

Risk Factors

"Our business may be materially harmed if its online games are not featured prominently in a sufficient number of Internet cafes in China," page 13

1.   You state that a "substantial number of game players access our games through Internet cafes in China." Please tell us whether you considered providing quantitative data regarding the percentage of your revenues derived from game players accessing your games through internet cafes so as to provide investors with a better understanding of the scope of this risk.

Risks Relating to Our Online Game Business

The laws and regulations governing the online entertainment industry in China are developing . . ., page 35

2.   We note the joint publication issued on September 28, 2009 for the *Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games*, which in addition to restricting foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC now also prohibits foreign investors from participating in such businesses directly or indirectly through contractual or technical support arrangements and requires various approvals to be obtained by various PRC governmental authorities. Please tell us how you factored this recent publication into your determination that your VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 38G. In this regard, specifically address how you considered whether these newly imposed restrictions are so severe that they cast significant doubt on the company's ability to direct the activities of its VIEs that most significantly impact the entity's economic performance.

3.   Additionally, your risk factor disclosures on pages 35 and 37 appear to focus on the approvals required to be obtained by the joint publication. Please tell us how you considered disclosing the risks associated with your business related to the restriction on foreign investors from participating in the online gaming business directly or indirectly through contractual or technical support arrangements.

Item 5. Operating and Financial Review and Prospects

Overview, page 66

4.   Please tell us how you considered enhancing the disclosure in your overview so as to better provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For guidance, see Section III.A of SEC Release No. 33-8350. In this regard, we note the discussion in your third quarter 2009 earnings conference call regarding your growth plan for the next 10 years, which will focus on cloud computing and virtual reality and artificial intelligence. Other examples might include your diversification strategies and efforts to license your games internationally, which you discuss in your risk factors.

A. Operating Results

Revenues

Shanda Games, page 69

5.   Please tell us whether you considered providing quantitative data regarding the factors that affect the revenue models used by Shanda Games so as to provide a clearer explanation of how these factors affect your financial condition and results of operations. As an example, we note that one of the most significant factors affecting games operated using the item-based revenue model is the number of active paying accounts.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 113

6.   We note your disclosure that your principal executive officer and principal financial officer concluded that disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that you ". . . file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the SEC's rules and regulations." Please confirm to us, and revise to clarify, if true, that your officers concluded that your disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Management's Report on Internal Control over Financial Reporting, page 113

7.   We note that management determined that the Group's internal control over financial reporting was effective as of December 31, 2008. Please revise to state, if true, that internal control over financial reporting was effective as of December 31, 2009.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Principal Accounting Policies

(34) Fair Value Measurements, page F-27

8.   We note that as of December 31, 2009, your marketable securities and financial liability related to a forward contract are classified within Level 1 of the fair value hierarchy and

that no other financial assets or liabilities that are being measured at fair value. We further note from your disclosures on page F-16 that you invest in time deposits, which are classified as cash equivalents and short-term investments. Please tell us how you considered the disclosure requirements of ASC 820-10-50 as it relates to time deposits. Additionally, given that you have more than one class of financial instruments, tell us how you considered providing quantitative disclosures in a tabular format pursuant to ASC 820-10-50-8.

Note 18. Convertible Debt

(2) 2.0% Convertible Senior Notes due 2011 ("Notes II") , page F-51

9.   Please describe the "certain events" that would result in adjustment to the conversion rate and describe the "certain conditions" that would result in conversion of your convertible notes. Additionally, please provide us with the original debt agreement and tell us if you considered filing it as an exhibit, as we are unable to locate it if you previously filed it.

Note 28. Subsequent Events, page F-68

10.   Pursuant to ASU 2010-09 and ASC 855-10-50-1, only non-SEC filers should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Accordingly, please confirm you will remove your reference on page F-69 to the date in which you performed your evaluation of subsequent events in future filings.

Exhibits 12.1 and 12.2

11.   Please file certifications in the exact form required by Form 20-F. For example, you should not include your officers' titles in the first sentence and replace the word "registrant" with "company."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief